

August 6, 2013

Via E-mail
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd.
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205, Cayman Islands

>   **Re: Office Depot, Inc.
>   Definitive Additional Materials
>   Filed August 2, 2013 by Starboard Value and Opportunity Master Fund
>   Ltd., et al.
>   File No. 001-10948**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials filed August 2, 2013

Exhibit 1: Transforming Office Depot: A Plan for Renewal and Reinvigoration

1. Please revise and refile to characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis exists for each opinion or belief. We note the following examples:

    - "ODP leadership is responsible for destroying shareholder value . . . ." (page 7)

    - "The current leadership team is not capable of producing the transformational change required to position them for omni-channel growth in the future." (page 14)

General Considerations, page 2

2. We note your statements that "Starboard Value does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Neither Starboard Value nor its consultants shall be responsible or have any liability for any misinformation contained in any third party, SEC or other regulatory filing or third party report." We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Please revise and refile to remove this disclaimer and the similar disclaimers on page 63 of the Investor Presentation.

Introduction, page 3

3. We note that Starboard has "engaged one of the world's leading restructuring and turnaround firms." Please revise and refile to identify the firm, describe the material terms of the engagement including any fees or payments, and describe any other potential financial consequences to Office Depot as a result of the engagement.

ODP's G&A Expenses are Bloated, page 25

4. Refer to the various benchmarks in the slide presentation, including on pages 25, 27-29, 52, and 54. Please revise and refile to further describe the benchmark being used and the companies that comprise the benchmark.

Definitive Additional Materials filed August 2, 2013

Exhibit 1: Investor Presentation

5. We note your statement on page 4 that "if the merger is ultimately consummated, Office Depot will need a highly qualified Board to immediately [w]ork with OfficeMax to conduct a formal process to identify and select a CEO of the combined company." Please revise here and throughout your materials to acknowledge the fact that the CEO search is already underway.

Our Nominees Are Vastly More Qualified Than the Four Incumbent…, page 7

6. Each time that claims are made regarding the improvement that Starboard's nominees have brought to other companies, please revise to acknowledge that past performance is not indicative of future results and that there may have been other factors that contributed to the successful financial or operating performance of the other company. Please revise to include these acknowledgements each time such assertions regarding success are made, rather than generally doing so at the beginning or end of the presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411 or me, at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Andrew M. Freedman